Exhibit 99.2

Press release

WiLAN and Alcatel-Lucent Enter into License Agreement and Settle all Litigations

OTTAWA, Canada – September 16, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that WiLAN has entered into a patent license agreement and settled all pending patent litigations with Alcatel-Lucent USA Inc. (“Alcatel-Lucent”). Under the license agreement, Alcatel-Lucent has been granted a multi-year license to certain WiLAN patents related to wireless products in consideration for which Alcatel-Lucent will make a series of payments to WiLAN throughout the term of the license. The parties have agreed to settle all pending litigations in the United States District Courts for the Southern District of Florida and the Eastern District of Texas involving CDMA, 3GPP, HSPA, Wi-Fi and LTE technologies.

Under a separate patent acquisition agreement between the parties also announced today, WiLAN will acquire from Alcatel-Lucent a portfolio of patents and pending applications related to current and next-generation wireless technologies with broad worldwide patent coverage. All other terms and conditions of the license and acquisition agreements are confidential.

“We are very pleased to have reached a business resolution to our licensing discussions with Alcatel-Lucent, and to add them to our list of licensees,” said Jim Skippen, President & CEO. “Alcatel-Lucent’s long history of fundamental technology development and strong IP protection has enabled it to become a leader in the wireless industry. The addition of Alcatel-Lucent patents and applications to our wireless portfolio continues to expand the value we are able to offer to our existing and future licensees.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will make”, “throughout”, “to settle”, “to begin”, “will acquire”, “to be”, “to expand”, “to offer” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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